                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ________)*


                                DOVE AUDIO, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                 COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  259901 10 6
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                             JONATHAN L. AWNER, ESQ.
                       AKERMAN, SENTERFITT & EIDSON, P.A.
                           ONE SOUTHEAST THIRD AVENUE,
                                   28TH FLOOR,
                              MIAMI, FLORIDA  33131
                                (305) 374-5600
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 JULY 14, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

        Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                       SCHEDULE 13D

 CUSIP No. 259901 10 6                                                                    Page 2 of __ Pages
           -----------------


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            NORTON HERRICK

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                               (b) [ ]


  3    SEC USE ONLY



  4    SOURCE OF FUNDS*

            PF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                                              [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES

                                 7    SOLE VOTING POWER
                                         375,000
           NUMBER OF
            SHARES               8    SHARED VOTING POWER
         BENEFICIALLY                    -0-
           OWNED BY
             EACH                9    SOLE DISPOSITIVE POWER
           REPORTING                     375,000
            PERSON
             WITH               10    SHARED DISPOSITIVE POWER
                                         -0-


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            375,000

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                                             [ ]


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%

  14   TYPE OF REPORTING PERSON*

            IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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        The reporting person listed on the cover page to this Schedule 13D hereby makes the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the acquisition of beneficial ownership of the common stock, par value $.01 per share (the "Common Stock"), of Dove Audio, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8955 Beverly Boulevard, West Hollywood, California 90048.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is being filed by Mr. Norton Herrick ("Mr. Herrick") whose business address is 2295 Corporate Boulevard, N.W., Suite 222, Boca Raton, Florida 33431. Mr. Herrick is Chairman and Chief Executive Officer of The Herrick Company, Inc. which is a diversified holding company and management firm for Mr. Herrick's real estate and corporate investments, headquartered at 2295 Corporate Boulevard, N.W., Suite 222, Boca Raton, Florida 33431.

        Mr. Herrick is a citizen of the United States. Mr. Herrick has not, during the last five years, (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        As of December 21, 1995, Mr. Herrick acquired (a) 187,500 shares of Common Stock (the "Shares") and (b) warrants to purchase 187,500 shares of Common Stock at an exercise price of $12.00 per share (the "Warrants"). The Warrants are exercisable at any time from September 14, 1996 until December 21, 2000. The form of Warrant is incorporated herein by reference as described in
Item 7 hereof and the description of the terms of the Warrant set forth herein is qualified in its entirety by such form of Warrant.

        Mr. Herrick used personal funds in making his purchases of the Shares and Warrants. The total purchase price for the Shares and Warrants was $1,500,000. Mr. Herrick's source of funds for the exercise of the Warrants is undetermined as of the date hereof, but most likely will come from personal funds.
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ITEM 4. PURPOSE OF TRANSACTION.

        Mr. Herrick has acquired the Shares and Warrants for investment purposes, and except as described below, Mr. Herrick has no plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of Schedule 13D.

        The Issuer has granted to Whale Securities Co., L.P. ("Whale Securities") the right to designate a nominee for election either as a member of or a non-voting advisor to the Board of Directors of the Issuer. The Issuer has agreed to use its best efforts to cause such nominee to be elected and continued in office as a director or advisor until December 21, 1997. Whale Securities has agreed to either (i) assign to Mr. Herrick its right to nominate a person to be elected to the Board of Directors of the Issuer or
(ii) not to exercise such right without the prior approval of Mr. Herrick.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        As of July 14, 1996, Mr. Herrick may be deemed to beneficially own 375,000 shares of Common Stock (which includes 187,500 shares of Common Stock issuable upon exercise of the Warrants), representing approximately 6.8% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 5,311,440 shares of Common Stock issued and outstanding as reported on the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on June 14, 1996, plus the 187,500 shares of Common Stock issuable upon exercise of the Warrants that Mr. Herrick may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Mr. Herrick has the sole power to vote and dispose of all of the 375,000 shares of Common Stock which he may be deemed to beneficially own as described above.

        The only transactions in any securities of the Issuer that were affected during the past sixty days by Mr. Herrick are the transactions described herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as described herein, Mr. Herrick is not a party to any contract, arrangement, understanding or relationship with the Issuer or any other person with respect to any securities of the Issuer.

        Pursuant to a Registration Rights Agreement, dated as of December 14, 1995 (the "Registration Rights Agreement"), between the Issuer and Mr. Herrick, the Issuer is required to prepare and file with the Securities and Exchange Commission, by June 14, 1996, a registration statement under the Securities Act of 1933, as amended, covering the Shares and the shares Common Stock issued or issuable to Mr. Herrick upon exercise of the Warrants. In addition, the Issuer has granted to Mr. Herrick certain piggyback registration rights in the event the Issuer files a registration statement covering securities of the Issuer at any time commencing January 1, 1996. The form of Registration Rights Agreement is incorporated herein by reference as described in Item 7 hereof and the description of the Registration Rights Agreement set forth herein is qualified in its entirety by such form of Registration Rights Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1: Form of Warrant (incorporated by reference to Issuer's Form
                   10-KSB for the year ended December 31, 1995).

        Exhibit 2: Form of Registration Rights Agreement (incorporated by reference to Issuer's Form 10-KSB for the year ended December 31, 1995).
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                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  July 29, 1996                                  /s/  Norton Herrick
                                                       -----------------------
                                                            NORTON HERRICK